21250 Hawthorne Boulevard, Suite 500 Torrance, California 90503-5502 310-792-7024 FAX 310-792-7079 www.summaindustries.com

VIA EDGAR

September 26, 2006

Mara L. Ransom

Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

Re:                               Summa Industries

Schedule 14D—9C filed September 1, 2006

Schedule 14D—9 filed September 8, 2006

SEC File No. 5-30794

Response to Staff Comment Letter Dated September 21, 2006

Dear Ms. Ransom:

Thank you for your letter dated September 21, 2006 to Trygve M. Thoresen (the “Comment Letter”) setting forth three numbered comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) following your review of the Schedule 14D—9C filed September 1, 2006 and the Schedule 14D—9 filed September 8, 2006 by Summa Industries (“we” or the “Company”).

We submit the following responses to the Staff’s comments conveyed in the Comment Letter.  This letter is submitted along with Amendment No. 1 to the Company’s Schedule 14D—9 (the “Amendment”).  The changes made in the Amendment include those made in response to the Comment Letter.

To facilitate your review, the headings and numbered responses below correspond to the headings and comment numbers used by the Staff in the Comment Letter.

Schedule 14D—9C

1.                                      We note your reference to the Private Securities Litigation Reform Act of 1995.  We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations.  Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Response:

We thank you for your comment and agree to not refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in any future press releases or other communications relating to this tender offer.

Schedule 14D—9

Item 4. — The Solicitation or Recommendation, page 7

Opinion of Financial Advisor

2.                                      In the summary of the opinion of Duff & Phelps, you indicate that they made “various subjective judgments in arriving at [their] opinion.”  Please revise the discussion of the fairness opinion to summarize these judgments so that it is clear how these judgments assisted your financial advisor in arriving at their fairness determination.

Response:

We have consulted with Duff & Phelps and have revised the discussion of the fairness opinion to summarize, in bullet—point fashion, the material subjective judgments made and used by Duff & Phelps in arriving at their opinion.

Intent to Tender

3.                                      Please revise to disclose the percentage of Shares held by directors and executive officers of the Company.

Response to Comment No. 3:  The disclosure set forth in the Intent to Tender section has been revised to disclose that the directors and executive officers of the Company collectively owned 181,491 shares, comprising approximately 4.6% of the shares outstanding, on August 31, 2006 (181,491/3,907,127).  In addition, the disclosure set forth in the Intent to Tender section has been revised to disclose that of those 181,491 shares owned by directors and executive officers of the Company, 127,882 shares were owned by James R. Swartwout, the Company’s Chairman, President, Chief Executive Officer and Chief Financial Officer, and that Mr. Swartwout is obligated to tender all of those shares in the tender offer pursuant to the terms and subject to the conditions of the Stockholder Tender Agreement entered into between Mr. Swartwout and Habasit Holding AG, as disclosed on page 3 of the Schedule 14D—9 under the caption “Stockholder Tender Agreement.”

As requested in the Comment Letter, the Company hereby acknowledges the following:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your review and comments on our filings.  If you have any questions or concerns, please contact me at (949) 852-7315.

Very Truly Yours,

/s/ Trygve M. Thoresen

Trygve M. Thoresen
General Counsel
Summa Industries